August 30, 2012

VIA EDGAR

Mr. Martin James

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	FARO Technologies, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed February 28, 2012

File No. 000-23081

Dear Mr. James,

On behalf of FARO Technologies, Inc. (the “Company”), I hereby respond to the comments of the staff of the Securities and Exchange Commission (the “Commission”), contained in the letter dated August 20, 2012, regarding the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2011.

The staff’s comments and the Company’s responses are set forth below and are keyed to the sequential numbering of the comments and to the headings used in the staff’s letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements

Note 17. Segment Reporting, page 59

1.	Further to your response to prior comment 2, we note the seven major products discussed on pages 4 - 5 of your Form 10-K and on your website. We further note that you refer to these products as articulated electromechanical measuring devices (FaroArm, FARO Laser Scan Arm and FARO Gage), laser-based measuring devices (FARO Laser Tracker ION, FARO Focus 3D and FARO 3D Imager AMP) and computer-aided measurement software. Please further discuss your consideration of providing the disclosures under ASC 280-10-50-40 related to revenues from external customers for each product and service or each group of similar products and services.

With respect to the staff’s comment regarding revenues for each product or service or each group of similar products or services, as noted in the prior response, the Company has concluded that its products constitute a group of similar products. Per the staff’s request, the Company provides the following additional explanation as to how it has reached this conclusion.

First, each of the Company’s principal products is designed to accomplish the same purpose - provide highly accurate 3D measurement solutions that can be used in a variety of commercial and industrial settings. The Company’s FaroArm®, FARO Laser ScanArm® and FARO Gage articulated measuring devices, the FARO Laser Tracker ION™, the FARO Focus3D, the FARO 3D Imager AMP, and their companion CAM2® software, provide for Computer-Aided Design, or CAD, based inspection and/or factory-level statistical process control. Together, these products integrate the measurement, quality inspection, and reverse engineering functions with CAD software to improve productivity, enhance product quality and decrease rework and scrap in the manufacturing process. As noted in the discussion of the Company’s business in the annual report, demand for all of the Company’s products is driven by similar forces relating to manufacturing process improvements and the growing demand for the ability to capture large volumes of three-dimensional data for modeling and analysis.

While a customer will select one product over another because the characteristics of one product are more suited to the customer’s needs, they are used in a similar fashion to accomplish the same results. For example, the most common use for all of the Company’s products is to provide quality control inspection in the manufacturing of parts or products of various types. The articulated electromechanical measuring devices (the FaroArm, FARO LaserScanArm and FARO Gage) depend on the use of a contact probe or laser scan device fixed on the end of the arm to take highly accurate measurements in three dimensional space; however, they can be used only to measure products that are within the reach of the arm. Therefore, these products are useful for measuring machined parts or similar products whose dimensions are smaller than the radius of the arm. By contrast, the Company’s laser-based measuring devices can permit similar high-accuracy measurements of larger products. For example, the FARO Laser Tracker ION allows the user to measure points more than 100 meters from the LaserTracker unit through the use of a remote sensor target, which is useful for quality control inspection of larger devices such as satellite dishes or airplane wings. In each case, however, the fundamental use of the product is the same - to take highly accurate measurements of one or more points in three dimensions.

Second, all of the Company’s products are portable. This differentiates the Company’s products from fixed-base Coordinate Measurement Machine (“CMM”) solutions that depend on the end user being able to move the product to the measurement solution. Although some of the Company’s competitors offer both portable and fixed-base CMM solutions, the Company has chosen to focus all of its products in the portable measurement market. The Company believes this distinction is widely recognized in the market, as there are materially different applications for fixed-base CMM solutions and those solutions are typically more expensive than portable measurement solutions.

Third, all of the Company’s products incorporate the same or similar technology. For example, a customer may affix a laser line probe on the end of one of the articulated electromechanical measuring devices to scan all surface points of the object to be measured and project a model of that object into a software program that will then allow quality inspection or re-engineering of the part. This is very similar to the function of the FARO 3D Imager AMP, which uses a pair of laser sensors to rapidly scan and create three dimensional models of objects, such as on an assembly line, where the model can be measured against a sample for quality inspection. In each case, the Company’s products rely on a combination of laser technology (as opposed to optical technology) and/or mechanical components to accomplish their purpose. As a result, many of the Company’s products incorporate the same or similar parts or sub-assemblies in their manufacture. Manufacturing consists primarily of assembling and integrating components and sub-assemblies purchased from suppliers into finished products. All products are assembled, calibrated and tested for accuracy and functionality before shipment. The Company performs limited in-house circuit board assembly and component part machining.

Fourth, the Company’s products are marketed to similar customers. Although there is a broad range of applications for the Company’s products, they are typically deployed in the automotive, aerospace, heavy manufacturing, light manufacturing, surveying and architectural industries. Although smaller customers may only require one type of the Company’s products, it is not uncommon for larger customers to acquire more than one type of Company product so that they can be utilized at different stages of their manufacturing operations. Regardless of product type, customers of the Company’s products are almost exclusively commercial or industrial users, as a result of the intended uses and the pricing of the Company’s products.

Fifth, the Company markets and sells all of its Products in a similar fashion, described under the heading “Sales and Marketing” in the discussion of the Company’s business in the annual report. The Company has established both direct sale and distributor channels for sale of all of its products. The decision to utilize a direct sale versus a distributor channel is typically, although not exclusively, a function of geography, and a distributor will usually be involved in the sale of more than one line of the Company’s products. In addition, because of the technical nature of the Company’s products and the cost, the sales process typically involves multiple interactions with the customer, including technical demonstrations to assist the customer in determining appropriate uses for the Company’s products in the customer’s operations.

Sixth, and as a function of the factors above, the Company’s operations are not organized around product lines. Instead, the Company is organized by region, and each of the Company’s products is sold in each of the regions and most of the countries where the Company operates. While some of the Company’s products are principally manufactured in specific locations, this is typically because of the history of the development of the product, and each region must be able to provide additional product assembly and service resources for products sold in that region (even if not originally manufactured there) because the products require precise calibration and regular maintenance to ensure their continued operation to specifications.

Finally, with respect to the Company’s treatment of revenue from sales of product together with sales of software, the Company notes that the software is only sold together with the product. The software is not available for sale on a standalone basis and would not have any functionality other than with a FARO product.

As a result of the above factors, the Company respectfully submits that reporting revenue for external sales by product would be recognizing an artificial distinction that would not provide any meaningful information to investors to help them more accurately assess the Company’s prospects of performance.

2.	We note from your response to prior comment 3 that you intend to file an amendment to your Form 10-K to include a corrected consent from your independent registered public accounting firm which refers to the correct date of the reports. Please file that amendment.

The Company has filed the amendment on Form 10-K/A on August 24, 2012.

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The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the law of the United States.

We appreciate the staff’s consideration of the Company’s response.

Sincerely,

/s/ Keith S. Bair

Keith S. Bair

Senior Vice President and CFO

Cc:	Praveen Kartholy, Assistant Chief Accountant

Kate Tillan, Assistant Chief Accountant